FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Official Notice dated March 27, 2003, regarding the new regulations for the Repsol YPF Board of Directors and Special Commissions.

2.	Free Translation of the Regulations for the Repsol YPF, S.A. Board of Directors.

3.	Free Translation of the Regulations for the Repsol YPF, S.A. Board of Directors’ Audit And Control Committee.

4.	Free Translation of the Regulations for the Repsol YPF, S.A. Board of Directors’ Nomination and Compensation Committee.

5.	Free Translation of the Regulations for the Repsol YPF, S.A. Board of Directors’ Strategy, Investment, and Competition Committee.

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ITEM 1

Corporate Division of External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain

Madrid, March 27th 2003

OFFICIAL NOTICE

    At the Board of Directors Meeting, held yesterday, 26 March 2003, a new text was approved for the “Repsol YPF Board of Directors’ Regulations”, aligning these to the recommendations and principles of the “Aldama Report”.

       Regulations for each of the special commissions to the Board of Directors (the Audit and Control,
Nomination and Compensation, and Strategy, Investment and Competition Commissions) were also approved.

 ANTONIO GOMIS SAEZ
 Director for External Relations

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ITEM 2

REGULATIONS

FOR THE REPSOL YPF, S.A. BOARD OF DIRECTORS

(FREE TRANSLATION OF THE ORIGINAL IN SPANISH)

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FIRST CHAPTER

General Provisions

Art. 1.   Purpose and Scope of the Regulations

1.   These Regulations are adopted to govern the Repsol YPF, S.A. Board of Directors, to that end prescribing the principles for its organization and operation, the provisions of law and the bylaws governing its activity, and its supervision and control system. The Board of Directors shall take all necessary measures to ensure the dissemination of these Regulations among the shareholders and the investing public.

2.   The members of the Board of Directors, and inasmuch as they are affected, the Company’s Top Managers, are obligated to be familiar with the provisions of these Regulations and to comply with and enforce their content.

Art. 2.   Interpretation and Amendment

1.   These Regulations complete the discipline to which the Board of Directors is subject as prescribed in the current mercantile legislation and the Company’s Bylaws. The Board of Directors is itself responsible for resolving any doubts that may arise regarding the application of these Regulations in conformity with the general criteria for interpretation of legal provisions and the spirit and purpose of the corporate Bylaws.

2.   These Regulations shall enter into force as of their date of approval. The Board of Directors is authorized to amend their content in conformity with the requirements stipulated in the following paragraph, so as to suit that content to the Company’s interests at any given time.

3.   The Chairman of the Board of Directors, or four or more Directors, may propose such amendments to the Board when circumstances make it desirable or necessary to do so in their judgment; in such cases they shall submit a written justification of the reasons and scope of the proposed amendments. The Board must be called into session by individual notification to each member more than fifteen days in advance of the meeting. To be valid, any amendment of these Regulations must be adopted by the number of favorable votes prescribed in the corporate Bylaws.

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SECOND CHAPTER

Organizational Structure, Functional Characterization, and Rules for the Board of Directors’ Operation

Art. 3.   The Board of Directors’ Composition and Organizational Structure

1.   Within the maximum and minimum limits prescribed in Art. 30 of the current corporate Bylaws, and without prejudice to the shareholders’ power to put forward proposals, the Board of Directors shall propose to the Shareholders Meeting the number of Directors it considers appropriate in terms of the Company’s interests at any given time. The Shareholders Meeting shall be responsible for determining the number of Directors.

2.   The existence of at least three categories of Directors shall be respected in both the proposals put before the Shareholders Meeting by the Board of Directors and the resolutions adopted by the Shareholders Meeting in cases of co-option:

a)	Executive Directors, having executive powers and functions in the Company’s Top Management. They shall not exceed 3 in number.

b)	Dominical Outside Directors, appointed by the holders of stable major holdings in the Company’s capital which represent a strategic value for the Company.

c)	Independent Outside Directors, not falling into the previous two categories, who meet the requirements prescribed in Art. 12 of these Regulations.

Art. 4.   The Board of Directors’ Functions and Powers

1.   The Board of Directors is responsible for performing all acts which may be necessary to pursue the corporate purpose stipulated in the Bylaws. In particular the Board shall have the power to determine the strategic orientations for the Company’s business objectives and to approve timely measures for their achievement at the Top Management’s behest, ensure the Company’s future viability and competitiveness, as well as the existence of an adequate management and leadership, with the pursuit of business activity expressly subject to its control; approve the Company’s codes of ethics and conduct; and elaborate the powers prescribed in Art. 5 of these Regulations.

In the performance of its functions the Board of Directors as a whole and any of its members shall be subject to all the supervisory arrangements which may be necessary to ensure control over its members’ decisions and the consistency of said decisions with the corporate interest, as well as to safeguard the minority shareholders’ interests.

2.   The Board of Directors is responsible for performing all acts of management, representation, and control which may be necessary or desirable for the achievement of the corporate purpose as prescribed in the Bylaws. The Board of Directors shall be answerable for its fulfillment of this obligation. Delegation of powers to one or more members of the Board does not relieve the Board of its organic responsibility as recognized in the Corporations Act and the corporate Bylaws.

3.   The Board of Directors is empowered, within the limits prescribed by the law and the Bylaws or those expressly stipulated in these Regulations, to appoint Directors in the event of vacancies until the next Shareholders Meeting is held; accept Directors’ resignations; designate and remove the Chairman, Vice-Chairmen, Secretary, and Assistant Secretary of the Board; delegate powers to any of its members, upon the terms prescribed in the Law and the Bylaws, and revoke said delegations; appoint and remove the Directors who are to comprise the different Committees provided for in these Regulations; draw up the annual accounts and submit them to the Shareholders Meeting; submit the reports, including an Annual Report on Corporate Governance, and draft resolutions which must, pursuant to the Law and the Bylaws, be drafted by the Board of Directors for discussion and approval by the Shareholders Meeting; determine the Company’s economic objectives and approve, at the Top Management’s behest, the strategies, plans, and policies for their achievement, with the performance of said activities being subject to its control; approve acquisitions and dispositions of assets belonging to the Company or its subsidiaries which are especially material for any reason; determine its own organization and operation, as well as that of the Company’s Top Management, and in particular, amend these Regulations; exercise the powers conferred on the Board of Directors by the Shareholders Meeting – which may only delegate if that is expressly provided for in the Shareholders Meeting resolution – and carry out the remaining powers conferred upon it by these Regulations.

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4.   The Board of Directors likewise exercises the Company’s organic representation in accordance with the provisions of the Law and the Bylaws. Delegation or attribution of this power of representation to one or more Directors requires the latter to notify the Board of all acts they perform in the execution of such power that go beyond the bounds of ordinary management.

Art. 5.   Powers Reserved to the Board of Directors

Without prejudice to the representational and executory powers conferred upon the Chairman and the Vice-Chairmen by the Bylaws, as well as the attributions or delegations of powers directly conferred by the Company, a prior decision of the Repsol YPF, S.A. Board of Directors following consideration of the report of the Strategy, Investment, and Competition Committee or the Audit and Control Committee, as appropriate, shall be necessary for purposes of execution when required pursuant to Art. 32, in the following cases:

1.	Submission of the Annual Accounts and Annual Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2.	Approval of the Group’s Strategic Plan and its annual Budgets.

3.	Incorporation of new companies or equity holdings in existing companies when they imply a permanent investment exceeding six million euros by the Repsol YPF Group or in an activity other than the Company’s principal activity. In all other cases, the first paragraph of Nº 6 of this article shall apply. Exceptionally, investments in the incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s Annual Budgets and Strategic Plan shall be determined by the Chairman.

4.	Mergers, absorptions, spin-offs, or concentrations in which any Companies in which REPSOL YPF, S.A. holds a direct stake is interested.

5.	Disposition of corporate equity holdings or of other fixed assets whose value exceeds thirty million Euros; the Delegate Committee must approve those in the six million to thirty million Euro range, reporting the dispositions it has authorized to the Board at its first meeting thereafter.

6.	Approval of investment projects whose value exceeds thirty million Euros; the Delegate Committee must approve those in the six million to thirty million Euro range, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investment projects is vested in the Chairman, following deliberation of the Group’s Executive Committee if appropriate:

	–	Those for exploration or development of oil fields when said functions are carried out in fulfillment of undertakings stemming from contracts, concessions, or licenses.

	–	Those undertaken in fulfillment of legal provisions obligating the company concerned, regarding environmental protection, security of physical facilities, product specifications, or similar subjects.

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	–	Those for which sufficiently detailed provision has been made in the Group’s Annual Budgets and Strategic Plan.

In the above cases, approval of investments when they exceed the quantitative limits prescribed in the first paragraph of this number shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7.	Issuance in series of promissory notes, obligations, or similar securities by REPSOL YPF, S.A. or its majority-owned or controlled subsidiaries.

8.	Granting of bonds or suretyships to secure obligations of entities not controlled by the Group.

9.	Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to REPSOL YPF, S.A. or Group Companies, provided they are economically material.

10.	Incorporation, investment, and supervision of the management of personnel pension plans and any other undertakings toward the personnel which impose long-term financial obligations on the Company.

11.	Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the REPSOL YPF Group.

The Chairman, or in his absence, the Vice-Chairmen, shall carry out the Board’s resolutions or decisions in conformity with this article, reporting authorization or approval in accordance with the applicable terms or imparting instructions for the actions required by said resolutions or decisions.

Art. 6.   The Board of Directors’ Position in the Company’s Organic Framework

1.   In its relations with the shareholders the Board of Directors shall apply the parity-of-treatment principle, create adequate institutional arrangements to keep itself informed of the proposals put forward by the shareholders concerning corporate management, organize informational meetings on the progress made by the Company and its Group, and open the necessary channels for regular exchange of information with committees or groups of shareholders.

2.   The Board of Directors shall establish institutional arrangements to channel a regular exchange of information with the institutional investors regarding such issues as investment strategy, evaluation of performance, and the Board’s own composition and operating efficiency; however, such information may in no event be allowed to create privileges or confer special advantages with respect to the other shareholders.

3.   The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end it shall place all the legally demandable information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the Shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway.

4.   The information given the Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely. To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Corporate Bylaws, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest.

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5.   The Board of Directors shall stay in direct contact with the members of the Company’s Top Management and its Auditors. The objective, professional, and uninterrupted nature of that relationship shall include maximum respect for the Auditors’ independence.

Art. 7.   Specific Functions Concerning the Annual Accounts and Annual Report

1.   Once the Report issued by the Audit and Control Committee and the certifications alluded to in paragraph (e) of Article 30.3 of these Regulations are in its possession, and following the appropriate clarifications, the Board of Directors shall draw up the Annual Accounts and the Annual Report, for the individual companies and on a consolidated basis, in clear and precise terms that facilitate an adequate understanding of their content. The Board of Directors shall make certain said Reports provide a true image of the Company’s equity, financial position, and earnings, as prescribed by Law.

2.   All members of the Board shall declare in writing that, prior to signing the Annual Accounts required by the Law, they have had access to the information necessary to do so and were able to make a record of any reservations they considered appropriate.

Art. 8.   Specific Functions Concerning the Securities Market

The Board of Directors shall adopt and carry out all acts and measures which may be necessary to ensure the Company’s transparency in the financial markets, foster the proper pricing of the shares of the Company and its subsidiaries, supervise periodic public financial reporting, and perform all functions imposed by the Company’s status as a publicly traded company. The Company shall have an Internal Code of Conduct relating to the Securities Markets, which must be observed by the members of the Board, the Company’s Top Management, and the rest of its personnel when their actions are or might be related to said Market.

Art. 9.   Notice and Place of Meetings

1.   The Board shall meet once a month and whenever the Company’s affairs so require. General issues relating to the Group’s performance, earnings, the Balance Sheet, treasury conditions and their comparison with the approved budgets, the issues mentioned in Art. 5 if appropriate, and in any event the points of the agenda drawn up in accordance with the provisions of these Regulations, shall be discussed at the regular Board meetings. At these periodic meetings the Board shall receive specific information on the most important operating achievements and problems and on foreseeable situations that might become critical for the corporate affairs, as well as the actions proposed by the Management to cope with them.

2.   Notice of Board meetings shall be sent by letter, telex, telegram, or telefax to each Director at least 48 hours in advance of the date set for said meeting, and shall include the agenda for it. Said notice of meeting shall be accompanied by the minutes of the previous Board meeting, whether they have been approved or not.

Board meetings may validly convene without prior notice if all the Directors are present or represented and unanimously accept the holding of the Meeting.

Board meetings may be called without the prescribed advance notice for reasons of urgency; in such cases all the persons present must unanimously accept the presence of such urgency at the commencement of the meeting.

3.   Board meetings shall normally be held at the Company’s headquarters, but may also be held anywhere else determined by the Chairman and stipulated in the notice of meeting.

The Chairman may also call Board meetings whenever he considers it appropriate. A meeting must be called when requested by at least one fourth of the Directors. The power to draw up the agenda for Board meetings shall be vested in the Chairman, although any Director may, prior to the sending of notice, request the inclusion in the agenda of the points he/she believes should be discussed at the meeting.

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Art. 10.   Convening, Representation, and Adoption of Decisions

1.   For the Board of Directors to validly convene it is necessary for one half plus one of the whole number of Directors comprising the Board to be present or represented thereat, except that in cases when no notice of meeting was sent, all the members must attend.

2.   Each Director may confer the power to represent him/her upon another Director, and there is no limit to the number of such proxies each Director may exercise for purposes of attendance at Board meetings. Proxies to represent absent Directors may be conferred by any written instrument and may validly be delivered by telegram, telex, or telefax addressed to the Chairman.

3.   Resolutions or decisions must be adopted with the favorable vote of a majority of the Directors present or represented. In case of a tie, the Chairman or the person performing his function at the meeting shall have a tie-breaking vote. Voting in writing in the absence of a meeting shall be admitted only when no Director is opposed to this procedure and the requirements prescribed in the Mercantile Register Regulations have been fulfilled.

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THIRD CHAPTER

The Directors’ Legal Status

Art. 11.   Appointment of Directors

The Shareholders Meeting, or the Board of Directors when appropriate, shall be vested with the power to appoint the members of the Board of Directors in conformity with the provisions of the Corporations Act and the Corporate Bylaws.

The persons so appointed shall, in addition to fulfilling the requirements of the Law and the Bylaws for holding said position, be persons of recognized prestige and have professional knowledge and experience appropriate for the performance of their functions. The Nomination and Compensation Committee shall draw up a report on fulfillment of these requirements, upon the terms prescribed in Art. 31 of these Regulations.

Art. 12.   Designation of Independent Outside Directors

The following persons may not be nominated or designated as independent outside Directors:

–	Persons who have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with the Company, its officers, the Executive Directors, the dominical Directors, or Group companies whose equity interests they represent, lending institutions which provide significant volumes of financing to the Company, or organizations that receive significant subsidies from the Company.

–	Persons who are Directors of another publicly traded company which has dominical Directors on the Company’s Board

–	Persons who are close relatives by blood or marriage of any of the Executive or dominical Directors or of any members of the Company’s Top Management-

If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee’s report; said decision shall be reflected in the Annual Report.

Art. 13.   Term of Office and Co-optation

The Directors shall hold office for a maximum term of four years and may be re-elected one or more times for terms of like maximum duration. Directors designated by co-optation shall hold office until the next Shareholders Meeting convenes.

Art. 14.   Re-election of Directors

The Nomination and Compensation Committee, responsible for evaluating the quality of work and dedication to their positions of the Directors nominated during the preceding term of office, shall submit a mandatory report on the proposed re-elections of Directors which the Board decides to submit to the Shareholders Meeting. All this shall be done in accordance with the terms prescribed in Article 31 of these Regulations.

Art. 15.   Termination of Directors

1.   The Directors shall cease holding said office when the term for which they were appointed has expired and in all other cases when termination is appropriate pursuant to the Law, the Bylaws, and these Regulations.

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2.   The Directors must resign from their positions when the Board considers it desirable in the following circumstances:

a)	When internal Directors cease to hold the executive positions outside the Board to which their appointment as Directors was tied.

b)	When they are barred by any of the legally prescribed situations of incompatibility or prohibition.

c)	When they are the objects of grave censure by the Audit and Control Committee for having violated their obligations as Directors.

3.   Upon the expiration of their term of office or their cessation for any other reason, they may not serve in any competing institution for a period of two years, unless the Board of Directors dispenses them from this obligation or shortens its duration.

Art. 16.   Directors’ Duties: General Provisions

1.   A Director’s function is to promote and control the Company’s management, with the aim of maximizing and properly distributing its value for the shareholders’ benefit. In the performance of their functions, the Board shall act with the diligence of an orderly businessman and a loyal representative. The Directors’ actions shall be guided solely by the corporate interest, understood with full independence and in reference to a reasonable time horizon, seeking as best they can to defend and safeguard the interests of the shareholders in the aggregate, from whom their mandate comes and to whom they must answer, while limiting as far as possible the negative effects of the Company’s industrial and commercial activity and adequately valuing the social interest and other concurring interests as part of the decision-making process in which they participate.

2.   In particular, the Directors are obligated by virtue of their position to:

a)	Continuously devote the time and effort required to be up to date regarding the issues coming before the Company’s administration.

b)	Inform themselves and adequately prepare for the meetings of the Board and the Delegate Organs on which they serve, obtaining sufficient information to do so and making use of the cooperation or assistance of the persons they see fit.

c)	Attend the meetings of the organs on which they serve and participate actively in the deliberations, in such a way that their judgment will make an effective contribution to the decision-making process. If they cannot attend a meeting to which they have been called for a good cause, they must impart instructions to the Director charged with representing them.

d)	Perform any specific action entrusted to them by the Board of Directors which reasonably falls within their time commitment.

e)	Urge the persons authorized to call a special Board meeting to do so, or to include the issues they consider appropriate in the agenda for the next scheduled meeting.

f)	Express opposition to resolutions or decisions inconsistent with the Law, the Bylaws, or the corporate interest, and request that a record be made of said position in the minutes when they consider it most convenient for fulfillment of corporate responsibility.

3.   In fulfilling their duty of loyalty the Directors shall avoid conflicts of interest between them and their closest relatives, on the one hand, and the Company, on the other, while reporting the existence of any conflicts of interest that cannot be avoided to the Board of Directors. By the same token, Directors shall not authorize, and in the event they take place they shall disclose, all transactions by relatives or companies in which they hold a managerial position or a significant equity position not subject to the conditions and control prescribed in these Regulations.

4.   In their capacity as loyal representatives of the Company they must inform it, within 48 hours, of any Company shares, options over shares, or derivatives based on the value of Company shares, as well as of any changes in said positions or rights held by them directly or through their close relatives or companies in which they have significant holdings, in accordance with the provisions of the Internal Code of Conduct relating to the Securities Markets.

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5.   Directors subject by nomination, re-election, or termination shall refrain from intervening in deliberations and votes on said issues, as well as any issues in which they may have a particular interest. Votes shall be secret.

6.   Directors must notify the Company of any significant changes in their professional status and of any changes which affect the status or condition by virtue of which they have been appointed Directors.

7.   Directors shall inform the Company of any kind of judicial, administrative, or other claims in which they are involved and which, given said claims’ importance, may have a grave impact on the Company’s reputation.

Art. 17.   Directors’ Duty of Confidentiality

Directors must keep information of a confidential nature to which they gain access in the exercise of their positions secret, even after termination. They may not use such information until it enters the public domain.

Art. 18.   Non-competition Obligation

Directors may not hold positions of any kind in companies that compete with Repsol YPF, S.A. or any company belonging to its Group, directly or through intermediaries, nor may they provide representation or advising services to any such companies.

Art. 19.   Use of Information and Corporate Assets

1.    Directors may not make use of non–public Company information for private purposes except in cases where there will be no injury whatsoever to the Company and the Company has no right of exclusivity or analogous legal position over the information the Director wishes to use, or where the information is irrelevant to acquisitions or sales of Company securities. In any event, they must abide by the rules of conduct prescribed in the Securities Market legislation and the Repsol YPF Group’s Internal Rules of Conduct relating to the Securities Market.

2.    Directors may not make use of Company assets, nor may they take advantage of their position in the Company to obtain equity advantages, unless they have given adequate consideration. If they are dispensed from giving said consideration, the equity advantage so obtained shall be treated as indirect compensation and must be authorized by the Nomination and Compensation Committee in strict observance of the principle of parity of treatment among shareholders.

Art. 20.   Business Opportunities

Unless the Company desists from exploiting business opportunities previously offered by a Director and their exploitation by said Director is authorized by the Nomination and Compensation Committee, a Director may not obtain personal benefit from any possibility of engaging in investments or commercial transactions which may have arisen or been discovered in the performance of his/her position through use of the Company’s informational media, or in circumstances that reasonably justify the assumption that the third party’s offering was really addressed to the Company.

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Art. 21.   Right to Advising and Information

1.   The Directors shall have access to all the Company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions. The right to information extends to the subsidiaries, whether national or foreign, and shall be channeled through the Chairman or the Secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

   The Company shall place all the Company’s information on the issues included in the Agenda at the Directors’ disposal, from the time each Board meeting is called and in an office set aside for that purpose, so that the Directors may examine it with no limitation whatsoever and with the aid of the appropriate personnel they may require.

2.   The Directors shall likewise have the power to propose to the Board, by majority vote, the retention at the Company’s expense of legal counsel, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions.

3.   Said proposals must be submitted to the President of the Company through the Board’s Secretary. The Board of Directors may veto their approval on the grounds that they are unnecessary to the performance of the assigned functions, or that the number is disproportionate to the importance of the problem and to the Company’s assets and income, or that the technical assistance in question could be adequately provided by experts within the Company.

Art. 22.   Directors’ Compensation

1.   The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Corporate Bylaws, following examination of the Nomination and Compensation Committee’s report as prescribed in Article 31 of these Regulations.

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Bylaws to that end. Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2.   Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation. The compensation owed the Executive Directors for the performance of their managerial functions in the Company shall be shown as a component of the information on compensation and costs for the Company’s Top Management included in aggregate form in the Annual Report.

3.   The dominical and independent outside Directors shall in all cases be excluded from the Company-funded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.

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FOURTH CHAPTER

Legal Status of the Corporate Officers and the Legal Counsel to the Board of Directors

Art. 23.   The Chairman of the Board of Directors

1.   The Chairman of the Board of Directors shall, in addition to the functions and powers attributed to said position by the Law, the corporate Bylaws, and these Regulations, be the Company’s Chief Executive Officer, and in his capacity as such shall be vested with the effective direction of the Company’s business affairs, always in keeping with the decisions and criteria adopted by the Shareholders Meeting and the Board of Directors.

2.   The Chairman of the Board shall act as chair of all the Company’s governance and managerial organs, being responsible for enforcing all the resolutions or decisions of the Board and the Delegate Committee, which organs he/she shall represent at all times with the broadest possible powers. In cases of urgency the Chairman may likewise take all the measures he/she deems conducive to the Company’s interests. In particular, the Chairman of the Board shall exercise the powers prescribed in Article 37 of the Corporate Bylaws.

3.   The Chairman of the Board may delegate his powers in whole or in part to other members of the Board or of the Company’s managerial staff, unless said delegation is expressly prohibited by law.

Art. 24.   The Vice-Chairmen

The Board of Directors shall elect one or more Vice-Chairmen from among its members; they shall replace the Chairman in cases of delegation, absence, or illness, and in general and in all cases, shall perform the functions or exercise the powers that the Board or the Chairman considers appropriate.

The Chairman shall be replaced by one of the Vice-Chairmen in the order prescribed in the Corporate Bylaws, and in the absence thereof in order of seniority in their positions, and in cases of like seniority, in descending order of age.

Art. 25.   The Secretary of the Board: Functions and Appointment

The Secretary of the Board of Directors shall be appointed by the Board and need not be a Director. He/she shall be responsible for performing the functions attributed to said position by the mercantile legislation and these Regulations. In particular, he/she has the duty of verifying compliance with the provisions of the Bylaws and of regulatory agencies’ decisions, as well as considering their recommendations, if any, and verifying observance of the Company’s Good Corporate Governance principles and the provisions of these Regulations.

Art. 26.   The Assistant Secretary

The Board of Directors may appoint an Assistant Secretary, who need not be a Director, to assist the Secretary of the Board or replace him/her in the performance of said function when he/she is absent. Unless the Board of Directors decides otherwise, the Assistant Secretary may attend the Board meetings to assist the Secretary in drawing up the meeting minutes.

Art. 27.   The Legal Counsel to the Board of Directors

The Legal Counsel to the Board of Directors is responsible for ensuring that the requirements for notice and convening of Board meetings, as well as for making decisions thereat, are observed. In particular the Legal Counsel to the Board of Directors has the function of advising on the legality of the deliberations he/she attends. The functions legally attributed to the Legal Counsel to the Board of Directors as guarantor of the legality of the Board’s resolutions, decisions, and deliberations shall be performed by the Secretary of the Board when he/she is an attorney.

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FIFTH CHAPTER

Delegation of Powers and Special Committees

Art. 28.   The Board of Directors’ Committees

1.   The aim of maximum effectiveness and transparency in the exercise of the powers and performance of the functions vested in it justifies the Board’s creation of Committees, to which it may assign decision-making powers over issues whose immediacy and importance makes it unwise to refer them to the full Board, as well as specialized Committees within the Board having functions limited to supervision, reporting, advising, and making proposals, and other Committees that fall within the internal scope of the Board’s authority pursuant to the Law, the Bylaws, or these Regulations. The latter Committees are called upon not only to facilitate decision making on issues by doing prior studies thereof, but also to strengthen assurance of the objectivity and reflection with which the Board should approach certain issues.

2.   Without prejudice to the Board’s power to create other Committees, having delegated powers or not, the following committees shall necessarily be created: the Delegate Committee, as a delegate organ of the Board; the Audit and Control Committee; the Nomination and Compensation Committee, and the Strategy, Investment, and Competition Committee, the latter not having delegated powers but performing the functions vested in them by these Regulations.

Art. 29.   The Delegate Committee

1.   The Delegate Committee shall comprise the Chairman of the Board and a maximum of seven Directors drawn from the three groups defined in Art. 3 of these Regulations, in the same proportions in which they are represented on the Board of Directors. Designation of the Delegate Committee’s members shall require the favorable vote of at least two thirds of the incumbent Board members.

2.   The Chairman of the Board of Directors shall act as Chair of the Delegate Committee, and the Secretary of the Board shall act as its Secretary; he/she may be assisted by the Assistant Secretary.

3.   The Delegate Committee shall be understood to be validly convened when one half plus one of its members are present or represented at the meeting.

4.   The members of the Delegate Committee shall terminate when their status as Director terminates or when the Board so decides. Vacancies on the Committee shall be filled as quickly as possible by the Board of Directors.

5.   The standing powers which may be delegated by the Board of Directors to the Delegate Committee shall include all the Board’s powers except those which cannot be delegated pursuant to the Law and Art. 4.3 of these Regulations.

6.   The Delegate Committee shall meet at monthly intervals in regular session. The Secretary shall take minutes of the resolutions or decisions adopted at said meetings, and report them to the next meeting of the full Board of Directors.

7.   When the importance of the issue justifies it in the judgment of the Chairman or three members of the Delegate Committee, the resolutions or decisions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same rule shall apply to the issues the Board has sent to the Delegate Committee for examination while reserving the final decision to itself. In all other cases, the agreements adopted by the Delegate Committee shall be valid and binding, without the need for subsequent ratification by the full Board of Directors.

8.   The provisions of these Regulations concerning the Board of Directors’ operation shall be applicable to the Delegate Committee insofar as they can be.

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Art. 30.   The Audit and Control Committee

1.   The Audit and Control Committee shall comprise a minimum of three Directors. The Board shall designate the members of this Committee for a four (4) year term of office. They shall terminate upon the expiration of said term, when they cease to be Directors, or when the Board so decides, following examination of the Nomination and Compensation Committee’s report.

2.   The Committee’s members shall have the time commitment, capability, and experience needed to enable them to perform their functions, and its Chairman must have experience in business management and familiarity with accounting procedures; in all cases one of its members must have the financial experience required by the regulatory agencies having authority over the industry.

3.   The Audit and Control Committee’s basic function is to support the Board of Directors in the fulfillment of its supervisory duties, through periodic review of the preparation of the economic and financial information, the executive controls, and the external Auditor’s independence, as well as review of fulfillment of all the legal provisions and internal rules applicable to the Company. The Audit and Control Committee shall have the authority to formulate the Board of Directors’ proposal on the external Auditors’ designation, renewal and termination of their appointment, and contractual terms, for subsequent submission to the Shareholders Meeting. In particular, the Committee shall perform the following functions:

a)	Verify the sufficiency, adequacy, and effective operation of the internal control systems, in such as way as to ensure the correctness, reliability, sufficiency, and clarity of the financial statements of both the Company and its consolidated Group as contained in the annual, semiannual, and quarterly reports, for one thing, and for another, the accounting or financial information required by the National Securities Market Commission or other regulatory agencies, including those of countries in which the Group is active.

b)	Monitor compliance with legal provisions, whether national or international, in matters relating to actions on the Securities Markets and protection of data. The reporting or action requirements imposed by official agencies with authority over these areas shall be fulfilled in good time and form.

c)	Make certain the Codes of Ethics and Conduct for internal affairs and vis-à-vis the Securities Markets which are applicable to Group personnel always fulfill the requirements and are adequate for the Company.

d)	Take special care to ensure the Directors’ compliance with the rules applicable to conduct in the Securities Markets.

e)	Analyze the financial statements of the Company and its consolidated Group as contained in the annual, semiannual, and quarterly reports prior to their submission to the Board and with the rigor required to verify their correctness, reliability, sufficiency, and clarity, having access to all the necessary information at the level of aggregation the Committee considers appropriate, to which end it shall receive the necessary support of the Group’s Executive Management and in particular that of its Financial Management, as well as that of the Company’s External Auditor. The Committee shall very especially make certain that the Annual Accounts to be submitted to the Board of Directors for their formulation shall be certified by the Chairman of the Board, the Delegate Director or Directors, if any, and the Financial Director (CFO), as required by the internal or external rules or provisions applicable at any given time.

To ensure the best possible performance of this function, the Committee may delegate monthly analysis of the financial statements to its Chairman. The latter, assisted by the Secretary, shall endeavor to send the Committee Members the information required for them to attend the meetings as well prepared as possible, far enough in advance of each meeting.

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f)	Choose the External Auditor of the Company and its consolidated Group, as well as those of all the companies belonging to the Group, both in Spain and in other countries where said companies are located, endeavoring for reasons of expeditiousness and procedural simplicity, as well as for reasons of communication, to use the same auditing firm for all said companies except when that is not possible or desirable for reasons to be judged by the Committee.

The External Auditing contracts shall have annual terms, with the exceptions that may reflect applicable legal provisions. Said contracts may be renewed from year to year if quality of service is satisfactory and agreement is reached on fees. However, a selection procedure open to the most prestigious leading auditing firms shall be carried out every five years, to choose the firm offering the best balance between quality of service offered (the minimum level of which shall be specified as a requirement prior to selection) and the amount of fees, in order to report to the Board of Directors as a specific item of the latter’s Agenda.

g)	Verify the External Auditor’s independence in two respects:

	1.	Avoiding any possibility that the Auditor’s warnings, opinions, or recommendations might be subject to conditions of any kind.

	2.	Defining and monitoring incompatibility between the provision of auditing services and that of consulting services or services of any other kind. The External Auditor may only do work other than auditing for the Company in the circumstances permitted by the Law.

h)	Verify, at appropriate intervals, that the external auditing program is being carried out in accordance with contractual conditions and meets the requirements of the official agencies having authority thereover. The Committee shall also require the Auditor to provide periodic evaluations (once a year at a minimum) of the Group internal control procedures’ quality.

To perform this function, the Auditor shall give the Committee all the information it has on the subject, including its “working materials” if appropriate.

i)	Consider the situations which require adjustments and are detected in the course of the external audit activities provided they are significant, understanding as such those which might, separately or in the aggregate, give rise to a substantial and material impact on or damage to the Group’s capital, earnings, or reputation; said judgment shall be at the discretion of the External Auditor, which must report to the Committee Chairman in cases of doubt. This must be reported to the Committee Chairman as soon as it becomes known.

j)	Analyze and approve the Annual Internal Auditing Plan, as well as additional plans of an occasional or specific nature which may be applied in response to regulatory changes or to meet the organizational needs of the Group’s business affairs.

In addition, the Committee shall monitor said plans at the intervals required by circumstances, and may delegate the performance of the preparatory tasks needed to facilitate the Committee’s work to its Chairman.

If any material deviations should occur vis-à-vis the time frames for completion of the actions contemplated in said plans, or in the scope of the reviews, their causes shall be explained to the Committee and the changes in the Internal Auditing plans considered appropriate shall be submitted to the Committee for its approval.

k)	Consider the audited units’ degree of fulfillment of the corrective measures recommended by Internal Auditing in previous reviews, reporting the cases which may pose material risk for the Group to the Board.

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The Committee shall be informed of irregularities, anomalies, or failures of compliance whenever they are significant and detected by Internal Auditing in the course of its activities. Those capable of giving rise to a substantial and material impact on or injury to the Group’s capital, earnings, or reputation shall be deemed significant, and said judgment shall be at the discretion of the Internal Auditing area, which in cases of doubt must report the issue to the Committee Chairman as soon as it becomes known

1)	Consider and issue an opinion regarding the appointment or replacement of the Director of Internal Auditing or equivalent position, and participate in the determination of his/her compensation. The Committee shall be informed of the unit’s budget.

m)	Make certain Internal Auditing has adequate training and means to perform its functions in the Group, as regards both personnel and materials, systems, procedures, and operating manuals, and consider the obstacles that may arise in the performance of the Internal Auditing activities.

n)	Review all the significant changes of accounting principles used in the presentation of the financial statements, and make certain they are given adequate publicity, expressly recording the fact that the Committee has performed said review.

ñ)	Examine the draft Codes of Ethics and Conduct, and their amendments, drawn up by the corresponding area of the Group, and issue preliminary opinions on proposals to be brought before the Corporate decision-making organs.

o)	Report to the Shareholders Meeting on issues posed by the shareholders which fall within its sphere of authority.

p)	This Committee is also responsible for determining the Company’s internal control procedures regarding approvals of spending, investment, etc., the drafting of Codes of Conduct for the Company’s Top Management personnel and the Internal Code of Conduct vis-à-vis the Securities Market, the adoption of executive control systems including proposals for timely modifications when appropriate; formulation of the accounting practices and principles used to draw up the Company’s annual accounts; and determination of the policies and procedures to ensure due compliance with the rules in the different spheres of Company action; it is likewise empowered to receive information and, when appropriate, to issue reports on disciplinary measures taken against members of the Company’s Top Management.

q)	The Audit and Control Committee shall examine any other matters which may be referred to it by the full Board, the Delegate Committee, or the Chairman. It shall regulate its own proceedings and shall appoint a Chairman from among its members; the Secretary of the Board of Directors shall act as its Secretary. The Committee shall have access to the information and documentation required for the performance of its functions.

4.   The Committee shall meet at the intervals it determines and whenever it is called into session by its Chairman or a meeting is requested by two of its members. Any member of the Company’s management staff or personnel who is called upon to do so shall be obligated to attend the Committee’s meetings and provide cooperation and access to the information at his/her disposal. The Committee may also require the Company’s Auditors to attend its meetings. The Committee shall draw up annual action plans for each fiscal year and an Annual Report on its activities, which it shall report to the full Board of Directors. The Company’s Annual Report shall reflect the Committee’s Annual Report on Activities. The conclusions emerging from each meeting shall be recorded in minutes which shall be reported to the full Board.

5.   To ensure optimum performance of its functions the Committee may obtain advising from Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

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6.   Without prejudice to the remaining provisions of the Board of Directors’ Regulations which concern it, this Committee shall have specific Regulations approved by the Board of Directors which shall govern its functions and prescribe the procedures on the basis of which it shall carry out its duties.

7.   The provisions of the Board of Directors’ Regulations relating to the Audit and Control Committee’s operations shall be applicable to the Committee inasmuch as its nature and functions so permit.

Art. 31.   The Nomination and Compensation Committee

1.   A minimum of three Directors, designated by the Board of Directors, shall sit on the Nomination and Compensation Committee.

2.   The members of the Nomination and Compensation Committee shall terminate upon the expiration of their four (4) year term, when they cease to be Directors, or when the Board so decides, following examination of the Audit and Control Committee’s report.

3.   The Nomination and Compensation Committee has the functions of proposing or reporting to the Board of Directors on appointments and compensation, and in particular, those of proposing the compensation for the Chairman; reporting on the appointments of Top Company Managers and the general compensation and incentive policy for said Top Managers; reporting on Directors’ compensation for the intents and purposes of these Regulations; and in general, proposing and reporting on any other issues relating to the foregoing which may be requested by the Chairman or the Board of Directors. The Committee must have access to information on the adoption of guarantee or “protection” clauses applicable in the event of dismissals or changes of control that protect the members of the Company’s Top Management; they must be approved by the Board when their terms are more generous than those prevailing in the market.

4.   To propose the system of compensation for Board members, the Committee shall focus on the responsibility, dedication, and incompatibilities demanded of the Directors, and shall determine the extent and amount of the Chairman’s compensation, rights, and economic compensation.

5.   This Committee shall likewise analyze the proposed multi-year incentive plans for the Group’s Top Management, and in particular those which might vary with the share price, and shall consider the fundamental aspects of the Company’s general salary policy and its salary policy for the members of the Executive or Management Committee.

6.   This Committee must likewise report on all draft resolutions or decisions submitted to the Board which might affect appointment of Directors, designation of Delegate or Executive Directors from among them, or said Directors’ compliance with the Corporate Government Principles or obligations prescribed in the Bylaws or the current Regulations.

Independent external Directors may not be nominated for re-election unless the Nomination and Compensation Committee reports that they are in compliance with the requirements prescribed in Art. 12 of the Regulations at the time of each such re-election.

7.   The qualifications of the persons nominated for appointment to the Company’s Board of Directors, whether they have been proposed by the Shareholders Meeting (except in the exercise of the proportional representation right prescribed in Art. 137 of the Corporations Act) or by the Board of Directors to fill vacancies, or when appropriate, those proposed for appointment as Delegate or Executive Directors, shall be judged by this Committee with attention to the candidates’ personal and professional qualifications and the needs of the Company’s organs of governance at any given time.

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8.   In particular, this Committee shall propose to the Board of Directors, for general application and independently of its mandatory report on each candidate, a system for selecting independent outside Directors.

9.   To ensure optimum performance of its functions the Committee may obtain advice from Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

10.   The Committee shall meet whenever the Board of the Chairman of the Board requests the issuance of reports or the adoption of proposals falling within the scope of the Committee’s functions, and whenever it is called into session by its Chairman, a meeting is requested by two of its members, and the issuance of mandatory reports to serve as a basis for resolutions or decisions is appropriate.

11.   Without prejudice to the remaining provisions of the Board of Directors’ Regulations which concern it, this Committee shall have specific Regulations approved by the Board of Directors which shall govern its functions and prescribe the procedures on the basis of which it shall carry out its duties. The Committee shall designate a Chairman from among its members and the Secretary of the Board of Directors shall serve as its Secretary.

12.   The provisions of the Board of Directors’ Regulations relating to it shall be applicable to the Committee inasmuch as its nature and functions so permit.

Art. 32.   The Strategy, Investment, and Competition Committee

1.   A minimum of three Directors, designated by the Board of Directors, shall sit on the Strategy, Investment, and Competition Committee.

2.   The members of this Committee shall terminate upon the expiration of their four (4) year term, when they cease to be Directors, or when the Board so decides, following examination of the Nomination and Compensation Committee’s report.

3.   The Strategy, Investment, and Competition Committee has the functions of proposing or reporting to the Board of Directors and its Delegate Committee on strategic decisions of importance to the Group, as well as on investments or disinvestments in assets whose magnitude requires them to be brought before the Board of Directors or its Delegate Committee pursuant to the current Regulations. Its reports shall not be binding, but must be submitted, along with certification thereof in the minutes of the Board meetings at which the decisions are adopted.

4.   Bearing in mind the important position of the Company or companies belonging to its consolidated Group in some of the major geographic and product markets in which they operate, it is of special importance for the adoption of strategic decisions and for investment policy as such to bear in mind the requirements of the principles and rules of competition law which may be applicable in each particular case; accordingly, this Committee also has the functions of reporting on the observance of said principles and precepts and enforcing compliance therewith.

5.   This Committee is likewise responsible for knowing the requirements for reporting or actions of any kind incumbent on the Company or member companies of its Group by order of regulatory agencies or Courts – national, supranational, or foreign – in the area of competition; the Committee’s authority extends to that of responses, petitions, or allegations which must be submitted on behalf of the Company or member companies of its Group in relation to said agencies and subject matter.

6.   To ensure optimum performance of its functions the Committee may obtain advising from Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

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7.   The Committee shall meet at the intervals it determines and whenever it is called into session by its Chairman or a meeting is requested by two of its members. Any member of the Company’s management staff or personnel who is called upon to do so shall be obligated to attend the Committee’s meetings and provide cooperation and access to the information at his/her disposal.

8.   Without prejudice to the remaining provisions of the Board of Directors’ Regulations which concern it, this Committee shall have specific Regulations approved by the Board of Directors which shall govern its functions and prescribe the procedures on the basis of which it shall carry out its duties. The Committee shall designate a Chairman from among its members and the Secretary of the Board of Directors shall serve as its Secretary.

9.   The provisions of the Board of Directors’ Regulations relating to it shall be applicable to the Committee inasmuch as its nature and functions so permit.

Art. 33.   Composition of the Committees

The same proportion of Directors belonging to each of the three groups defined in Article 3 of the Board of Directors’ Regulations shall be maintained among the Directors sitting on the Audit and Control Committee, the Nomination and Compensation Committee, and the Strategy, Investment, and Competition Committee.

Nevertheless, Directors deemed to be Executives pursuant to paragraph 2a) of the aforementioned article may not sit on the Audit and Control Committee nor on the Nomination and Compensation Committee.

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ITEM 3

REGULATIONS

FOR THE REPSOL YPF, S.A. BOARD OF DIRECTORS’

AUDIT AND CONTROL COMMITTEE

(FREE TRANSLATION OF THE ORIGINAL IN SPANISH)

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CONTENTS

1.	Purpose of the Regulations		Page 3

2.	Interpretation and Amendments		Page 3

3.	Composition		Page 4

4.	Renewal, Re-election, and Termination		Page 4

5.	Scope of Application		Page 5

	5.1.	Subjective Scope

	5.2.	Objective Scope

6.	Functions		Page 5

	6.1.	Functions Relating to Periodic Review of Economic and Financial Information

	6.2.	Functions Relating to Supervision of the Internal Control Systems

	6.3.	Functions Relating to the External Auditor

	6.4.	Functions Relating to Inspection

	6.5.	Functions Relating to the Shareholders Meeting

	6.6.	Other Functions

7.	Meetings		Page 11

	7.1.	Notice of Meeting

	7.2.	Convening and Adoption of Decisions

8.	Cooperation		Page 12

	8.1.	External Cooperation

	8.2.	Internal Cooperation

9.	Reports to the Board		Page 12

10.	Effects		Page 13

11.	Substitute Provision		Page 13

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1.    PURPOSE OF THE REGULATIONS

These Regulations are adopted to govern the operation of the Repsol YPF, S.A. Board of Directors’ Audit and Control Committee, which pursuant to the provisions of Article 30 of the Board’s Regulations is an internal organ of the Board of Directors responsible for supervising, reporting, advising, and making proposals, as well as other functions falling within the scope of its authority that may be assigned it by the Law, the Bylaws, or the Board Regulations.

2.    INTERPRETATION AND AMENDMENTS

2.1.  Interpretation

Any discrepancy or dispute which may arise in the interpretation of these Regulations shall be resolved by a majority vote of the Committee in conformity with the general criteria for interpretation of legal provisions and the spirit and purpose of the Corporate Bylaws. Nevertheless, if any member or members of the Committee so request, said discrepancy or dispute shall be brought before the Board of Directors by the Committee Chairman for resolution as the Board sees fit.

2.2.  Amendments

These Regulations may be amended at the Committee’s initiative, by a majority vote of its members present or represented. All such amendments shall be adopted by the Board of Directors in accordance with the number of favorable votes prescribed in the Corporate Bylaws.

2.3.  Elaboration

The Committee may further elaborate the provisions of these Regulations by decision of a majority of its members, adopting general criteria and procedures for particular actions or categories of actions with the aim of facilitating the effective and reasonable performance of its functions and the normal fulfillment of the Company’s services in the areas requiring the Committee’s intercession.

3.    COMPOSITION

3.1.	The Committee shall comprise a minimum of three Members, reflecting the same proportions of Directors belonging to each of the groups provided for in Article 3 of the Board of Directors’ Regulations as prevail on the Board. Nevertheless, Directors who are deemed to be executives pursuant to Article 3, Part 2a), of said Regulations may not be members of the Committee.

3.2.	The Directors who sit on the Committee shall have the time commitment, capability, and experience required to enable them to perform their function. In addition, the Committee Chairman must have experience in business management and familiarity with the accounting procedures; in any event, one of the Committee’s members must have the financial experience required by the market regulatory agencies.

The Committee shall appoint a Chairman from among its Members, and the Secretary of the Board of Directors shall act as its Secretary.

In the absence or impediment of the Chairman, his/her functions shall be performed by the most senior member of the Committee, and if several members have like seniority, by the oldest Member.

4. RENEWAL, RE-ELECTION, AND TERMINATION

The Committee Members shall cease to serve on it upon the expiration of their respective four (4) year terms, or if the case arises, due to their termination as Directors or by decision of the Board of Directors, following examination of the report submitted by the Appointments and Compensation Committee.

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The Committee Chairman may not be re-elected until one year has elapsed since he/she ceased to serve on it.

5.    SCOPE OF ACTION

5.1.  Subjective Scope

The Committee’s activities shall embrace:

a)	Repsol YPF, S.A.

b)	The companies majority owned by Repsol YPF, S.A.

c)	Any other companies belonging to the Repsol YPF Group.

5.2.  Objective Scope

The Committee’s primary function is to provide support to the Board of Directors in the fulfillment of its supervisory duties, through:

a)	Periodic review of the economic and financial information.

b)	Inspection of the internal control systems.

c)	Monitoring of the External Auditor’s independence.

d)	Verification of compliance with the legal provisions and internal rules applicable to Repsol YPF, S.A. and the other companies to which Part 5.1, above, refers.

e)	Reporting to the Board of Directors and the Shareholders Meeting on subjects falling within its sphere of authority.

6.    FUNCTIONS

6.1.  Functions Relating to Periodic Review of Economic and Financial Information

The Committee is responsible for performing the following functions:

6.1.1.	Analyze the financial statements of the Company and its consolidated Group as contained in the annual, quarterly, and semiannual reports prior to their submission to the Board and with the rigor required to verify their correctness, reliability, sufficiency, and clarity, having access to all the necessary information at the level of aggregation the Committee considers appropriate, to which end it shall receive the necessary support of the Management Committee and in particular that of its Financial Management, as well as that of the Company’s External Auditor. The Committee shall very especially make certain that the Annual Accounts to be submitted to the Board of Directors for their formulation shall be certified by the Chairman of the Board, the Delegate Director or Directors, if any, and the Chief Financial Officer (CFO), as required by the internal or external rules or provisions applicable at any given time.

To ensure the best possible performance of this function, the Committee may delegate monthly analysis of the financial statements to its Chairman. The latter, assisted by the Secretary, shall endeavor to send the Committee Members the information required for them to attend the meetings as well prepared as possible, far enough in advance of each meeting.

6.1.2.	Determine the accounting practices and principles used in the formulation of the Company’s Annual Accounts.

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6.1.3.	Review all the significant changes of accounting principles used in the presentation of the financial statements, and make certain they are given adequate publicity, expressly recording the fact that the Committee has performed said review.

6.1.4.	Supervise the actions of the Committee’s "Interim Transparency Committee" to verify its performance of its functions, and receive and consider the information sent to it by said Committee.

6.2. Functions Relating to Supervision of the Internal Control Systems

The Committee is responsible for performing the following functions:

6.2.1.	Verify the sufficiency, adequacy, and effective operation of the internal control systems, in such way as to ensure the correctness, reliability, sufficiency, and clarity of the financial statements of Repsol YPF and its consolidated Group as contained in the annual, quarterly, and semiannual Reports, for one thing, and for another, the accounting or financial information required by the National Securities Market Commission or other regulatory agencies, including those of countries in which the Group is active.

6.2.2.	Consider and issue an opinion regarding the appointment or replacement of the Director of Internal Auditing or equivalent position, and participate in the determination of his/her compensation. The Committee shall be informed of the unit’s budget.

6.2.3.	Ensure that Internal Auditing has adequate training and means to perform its functions in the Group, as regards both personnel and materials, systems, procedures, and operating manuals, and consider the obstacles that may arise in the performance of the Internal Auditing activities.

6.2.4.	Analyze and approve the Annual Internal Auditing Plan, as well as additional plans of an occasional or specific nature which may be applied in response to regulatory changes or to meet the organizational needs of the Group’s business affairs.

In addition, the Committee shall monitor said plans at the intervals required by circumstances, and may delegate the performance of the preparatory tasks needed to facilitate the Committee’s work to its Chairman.

If any material deviations should occur vis-à-vis the time frames for completion of the actions contemplated in said plans, or in the scope of the reviews, the Director of Internal Auditing shall explain their causes to the Committee and submit the changes in the different Internal Auditing Plans he/she considers appropriate to the Committee for its approval.

6.2.5.	Consider the audited units’ degree of fulfillment of the corrective measures recommended by Internal Auditing in previous reviews, reporting the cases which may pose material risk for the Group to the Board.

6.2.6.	The Committee shall be informed of irregularities, anomalies, or failures of compliance whenever they are significant and detected by Internal Auditing in the course of its activities. Those capable of giving rise to a substantial and material impact on the Group’s capital, earnings, or reputation shall be deemed significant, and said judgment shall be at the discretion of the Internal Auditing area, without prejudice to relevant communication to the Committee.

6.2.7.	Determine the Company’s internal control procedures as regards approval of spending, investment, etc., adopting executive control systems and proposing timely changes therein when appropriate.

6.2.8.	Adopt the policies and procedures required to ensure due compliance with the rules in the Company’s different spheres of activity.

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6.3. Functions Relating to the External Auditor

The Committee is responsible for performing the following functions:

6.3.1.	Choose the External Auditor of the Company and its consolidated Group, as well as those of all the companies belonging to the Group, both in Spain and in other countries where said companies are located, endeavoring for reasons of expeditiousness and procedural simplicity, as well as for reasons of communication, to use the same auditing firm for all said companies except when that is not possible or desirable for reasons to be judged by the Committee, in which case the relevant information must be brought to the Committee’s attention promptly.

The External Auditing contracts shall have annual terms, with the exceptions that may reflect applicable legal provisions. Said contracts may be renewed from year to year if quality of service is satisfactory and agreement is reached on fees. However, a selection procedure open to the most prestigious leading auditing firms shall be carried out every five years, to choose the firm offering the best balance between quality of service offered (the minimum level of which shall be specified as a requirement prior to selection) and the amount of fees, in order to report to the Board of Directors as a specific item of the latter’s Agenda.

6.3.2.	Draw up the draft Board of Directors’ resolution on the appointment of the External Auditor, the renewal or cessation of its appointment, and the terms under which it is to be retained, for submission to the Shareholders Meeting.

6.3.3.	Verify the External Auditor’s independence in two respects:

	a)	Avoiding any possibility that the Auditor’s warnings, opinions, or recommendations might be subject to conditions of any kind.

	b)	Defining and monitoring incompatibility between the provision of auditing services and that of consulting services or services of any other kind. The External Auditor may only do work other than auditing for the Company in the circumstances permitted by the Law.

6.3.4.	Verify, at appropriate intervals, that the External Auditing program is being carried out in accordance with contractual conditions and meets the requirements of the official agencies with authority thereover. The Committee shall also require the Auditor to provide periodic evaluations (once a year at a minimum) of the Group internal control procedures’ quality.

To perform this function, the Auditor shall give the Committee all the information it has on the subject, including its “ working materials” if appropriate.

6.3.5.	Consider the situations which require adjustments and are detected in the course of the External Audit activities provided they are significant, understanding as such those which might, separately or in the aggregate, give rise to a substantial and material impact on the Group’s capital, earnings, or reputation; said judgment shall be at the discretion of the External Auditor, which must report to the Committee Chairman in cases of doubt.

6.4. Functions Relating to Supervision of the Internal Control Systems

The Committee is responsible for performing the following functions:

6.4.1.	Monitor compliance with legal provisions, whether national or international, in matters relating to actions on the Securities Markets and protection of data. The reporting or action requirements made by official agencies with authority over these areas shall be fulfilled in good time and form.

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6.4.2.	Make certain the Codes of Ethics and Conduct for internal affairs and vis-à-vis the Securities Markets which are applicable to Group personnel always fulfill the requirements and are adequate for the Company.

6.4.3.	Examine the draft Codes of Ethics and Conduct, and their amendments, drawn up by the corresponding area of the Group, and issue preliminary opinions on proposals to be brought before the Corporate decision-making organs.

6.4.4.	Take special care to ensure the Directors’ compliance with the rules applicable to conduct in the Securities Markets.

6.4.5.	Receive information and, when the case arises, issue reports on disciplinary measures taken against any member of the Company’s Top Management.

6.5.  Functions Relating to the Shareholders Meeting

The Committee is responsible for informing the Shareholders Meeting on the issues brought before it by shareholders in spheres over which it has authority, with the Chairman acting as the Committee’s spokesman.

6.6.  Other Functions

Any other functions relating to the matters falling within its authority which have been referred to it by the Board of Directors or its Chairman.

7.    MEETINGS

7.1.  Notice of Meeting

The Committee shall meet as often as necessary in its Chairman’s judgment to perform the functions entrusted to it, though an annual calendar of meetings for each year shall be adopted prior to the end of the previous year, as well as an Action Plan for each year, of which the full Board of Directors shall be informed. In any event, the Committee shall be called into session whenever it is requested by two of its members.

Notice shall be given by the Committee’s Secretary to each of its members a minimum of two days prior to the date set for each meeting, by letter, fax, electronic mail, or any other written instrument.

Notices of meeting shall include the Agenda and the relevant documentation needed to ensure the meeting’s success.

Committee meetings shall normally be held at the Corporation’s headquarters, but they may also be held anywhere else as determined by the Chairman and specified in the notice.

7.2. Convening and Adoption of Decisions

To be validly convened, a Committee meeting requires the presence or representation of more than half the members, except that when no notice of meeting has been given, the presence of all its members shall be required.

Absent Directors may be represented by other Committee members, appointed by any written instrument addressed to the Chairman.

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Since the pertinent resolutions must always be adopted by the Board of Directors, the Chairman shall endeavor for the Committee’s conclusions to be adopted by consensus, so that they may be sent to the Board in unitary fashion.

The Committee’s Secretary shall take minutes of each meeting, which shall be approved at the conclusion thereof or at the following meeting, and which shall be reported to the full Board.

8.    COOPERATION

8.1.  External Cooperation

The Committee may require the External Auditor to attend its meetings.

In addition, to ensure optimum performance of its functions and provided it is considered desirable for reasons of specialization or independence, the Committee may resort to advising by Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

8.2.  Internal Cooperation

The Committee may directly access any kind of information, documents, records, etc. which it considers necessary to perform its functions, and may likewise seek the personal cooperation of any member of the top management or of the rest of the personnel, who shall be obligated to attend the Committee meetings if called to do so.

9.    REPORTS TO THE BOARD

The Committee Chairman shall periodically inform the Board of Directors on the progress of its activities and shall propose the measures he/she considers appropriate to take in connection with the Committee’s functions.

The Committee shall draw up annual action plans for each fiscal year, as well as Annual Reports on Activities, which it shall report to the full Board.

The Annual Report on Activities shall be included in the Company’s Annual Report for each fiscal year.

10.    EFFECTS

The Committee Members and the Executives of the Repsol YPF Group are obligated to know and comply with these Regulations, to which end a copy thereof shall be furnished to each of them.

11. SUBSTITUTE PROVISION

The provisions of the Board of Directors Regulations relating to the Committee’s operation and actions shall be applicable to the Committee, provided the matter in question is not specifically governed by these Regulations and to the extent its nature and functions permit.

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ITEM 4

REGULATIONS

FOR THE REPSOL YPF, S.A. BOARD OF DIRECTORS’

NOMINATION AND COMPENSATION COMMITTEE

(FREE TRANSLATION OF THE ORIGINAL IN SPANISH)

CONTENTS

1.	Purpose of the Regulations		Page 3

2.	Interpretation and Amendments		Page 3

3.	Composition		Page 3

4.	Renewal, Re-election, and Termination		Page 3

5.	Scope of Application		Page 3

	5.1.	Subjective Scope

	5.2.	Objective Scope	Page 4

6.	Functions

	6.1.	Functions Relating to Appointments, Selection, and Termination of Directors

	6.2.	Functions Relating to Compensation for Directors

	6.3.	Functions Relating to Appointment and Compensation for Top Managers

	6.4.	Other Functions

7.	Meetings		Page 5

	7.1.	Notice of Meeting

	7.2.	Convening and Adoption of Decisions

8.	Cooperation		Page 6

	8.1.	External Cooperation

	8.2.	Internal Cooperation

9.	Reports to the Board		Page 6

10.	Effects		Page 6

11.	Substitute Provision		Page 6

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1. PURPOSE OF THE REGULATIONS

These Regulations are adopted to govern the operation of the Repsol YPF, S.A. Board of Directors’ Nomination and Compensation Committee, which pursuant to the provisions of Article 31 of the Board’s Regulations is an internal organ of the Board of Directors responsible for supervision, reporting, advising, and proposals, as well as other functions falling within the scope of its authority that may be assigned it by the Law, the Bylaws, or the Board Regulations.

2. INTERPRETATION AND AMENDMENTS

2.1. Interpretation

Any discrepancy or dispute which may arise in the interpretation of these Regulations shall be resolved by a majority vote of the Committee in conformity with the general criteria for interpretation of legal provisions and the spirit and purpose of the Corporate Bylaws. Nevertheless, if any member or members of the Committee so request, said discrepancy or dispute shall be brought before the Board of Directors by the Committee Chairman for resolution as the Board sees fit.

2.2. Amendments

These Regulations may be amended at the Committee’s initiative, by a majority vote of its members present or represented. All such amendments shall be adopted by the Board of Directors in accordance with the number of favorable votes prescribed in the Corporate Bylaws.

2.3. Elaboration

The Committee may further elaborate the provisions of these Regulations by a decision of a majority of its members, adopting general criteria and procedures for particular actions or categories of actions with the aim of facilitating the effective and reasonable performance of its functions and the normal fulfillment of the Company’s services in the areas requiring the Committee’s intercession.

3. COMPOSITION

The Committee shall comprise a minimum of three Members, reflecting the same proportions of Directors belonging to each of the groups provided for in Article 3 of the Board of Directors’ Regulations as prevail on the Board. Nevertheless, Directors who are deemed to be executives pursuant to Article 3, Part 2a), of said Regulations may not be members of the Committee.

The Committee shall appoint a Chairman from among its Members, and the Secretary of the Board of Directors shall act as its Secretary.

In the absence or impediment of the Chairman, his/her functions shall be performed by the most senior member of the Committee, and if several members have like seniority, by the oldest Member.

4. RENEWAL, RE-ELECTION, AND TERMINATION

The Committee Members shall cease to serve on it upon the expiration of their respective four (4) year terms, or if the case arises, due to their termination as Directors or by decision of the Board of Directors, following examination of the report submitted by the Audit and Control Committee.

The Committee Chairman may be re-elected one or more times for four (4) year terms.

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5. SCOPE OF ACTION

5.1. Subjective Scope

The Committee’s activities shall embrace:

a)	Repsol YPF, S.A.

b)	The companies majority owned by Repsol YPF, S.A.

c)	Any other companies belonging to the Repsol YPF Group.

5.2. Objective Scope

The Committee’s function is to assist the Board of Directors by means of reports or proposals on the following subjects:

a)	Selection, appointment, re-election, and termination of Directors.

b)	Compensation for the Directors, and in particular, the Chairman’s compensation regime.

c)	Nomination of the Top Managers and the general compensation and incentive policy for said Top Managers.

d)	Any other matters relating to the above, at the request of the Board of Directors or its Chairman.

6. FUNCTIONS

6.1. Functions Relating to Selection, Nomination, Re-Election, and Termination of Directors

The Committee is responsible for performing the following functions:

6.1.1.	Propose to the Board of Directors, for general application and independently of its mandatory report on each candidate, a system for selecting Independent Outside Directors.

6.1.2.
Report on all proposals or nominations brought before the Board concerning the appointment of Directors and the designation of Delegate or Executive Directors from among them, with consideration for the candidates’ fulfillment of the requirements of the law, the Bylaws, and the internal regulations.

In particular, this Committee shall judge, with consideration for the candidates’ personal and professional qualifications and for the needs of the Company’s decision-making organs at the time, the qualifications of the individuals proposed for appointment to the Board of Directors, whether they have been proposed by the Shareholders Meeting (except in the exercise of the right of proportional representation prescribed in Art. 137 of the Corporations Act) or by the Board of Directors to fill vacancies, or when appropriate, those proposed for appointment as Delegate or Executive Directors.

6.1.3.
Issue mandatory reports on proposals or nominations for the re-election of Directors which the Board decides to submit to the Shareholders Meeting, evaluating the incumbent Directors’ quality of work and dedication to the position.

No re-election as Independent Outside Directors may be proposed unless the Committee reports that the Directors in question are in compliance with the requirements prescribed in Art. 12 of the Board’s Regulations at the time of such re-election.

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6.2. Functions Relating to Compensation for the Directors

The Committee is responsible for performing the following functions:

6.2.1.	Propose the system of compensation for the Directors to the Board, with consideration for the responsibility, dedication, and conflict of interest requirements to which the Directors are subject.

6.2.2.	Propose the compensation regime for the Chairman, determining the extent and amount of his/her compensation, rights, and economic compensation.

6.3. Functions Relating to the Nomination and Compensation of the Top Managers

The Committee is responsible for performing the following functions:

6.3.1.	Report on the appointments of Top Managers of the Group.

6.3.2.	Report on the general compensation and incentive policy for the Group’s Top Managers.

6.3.3.	Report on proposals for multi-year incentive plans affecting the Group’s Top Managers, and in particular, on those which might depend on the share price.

6.3.4.
Consider the fundamental aspects of the Company’s general salary policy, and in particular, the policy for salaries of the members of the Executive Committee or the Top Management. The Committee must have at its disposal information on the adoption of guarantee or “protection” clauses applicable in the event of dismissals or changes of control and protecting the members of the Company’s Top Management; they must be approved by the Board when their terms are more generous than those prevailing in the market.

6.4. Other Functions

6.4.1.	Authorize the Directors’ use of corporate assets upon the terms prescribed in Art. 19 of the Board’s Regulations.

6.4.2.
Authorize the Directors to make investments or engage in commercial transactions which arise or of which they have knowledge in the exercise of their positions, using the Company’s sources of information or under circumstances which reasonably justify the assumption that a third party’s offering was actually addressed to the Company, and providing the Company does not wish to take advantage of it.

6.4.3.	Inform the Board on the Directors’ compliance with the Principles of Corporate Governance or the obligations prescribed in the Bylaws or the Board’s Regulations.

6.4.4.	Any other functions falling within its authority which are referred to it by the Board of Directors or its Chairman.

7. MEETINGS

7.1. Notice of Meeting

The Committee shall meet as often as necessary in its Chairman’s judgment to perform the functions entrusted to it, though an annual calendar of meetings shall be adopted for the fulfillment of its responsibilities. In any event, the Committee shall be called into session whenever it is requested by two of its members.

Notice shall be given by the Committee’s Secretary to each of its members a minimum of two days prior to the date set for each meeting, by letter, fax, electronic mail, or any other written instrument.

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Notices of meetings shall include the Agenda and the relevant documentation needed to ensure the meeting’s success.

Committee meetings shall normally be held at the Corporation’s headquarters, but they may also be held anywhere else as determined by the Chairman and specified in the notice.

7.2. Convening and Adoption of Decisions

To be validly convened, a Committee meeting requires the presence or representation of more than half the members, except that when no notice of meeting has been given, the presence of all its members shall be required.

Absent Directors may be represented by other Committee members, appointed by any written instrument addressed to the Chairman.

Since the pertinent resolutions must always be adopted by the Board of Directors, the Chairman shall endeavor for the Committee’s conclusions to be adopted by consensus, so that they may be sent to the Board in unitary fashion.

The Committee’s Secretary shall take minutes of each meeting, which shall be approved at the conclusion thereof or at the following meeting.

8. COOPERATION

8.1. External Cooperation

To ensure optimum performance of its functions and provided it is considered desirable for reasons of specialization or independence, the Committee may resort to advising by Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

8.2. Internal Cooperation

The Committee may directly access any kind of information, documents, records, etc. which it considers necessary to perform its functions, and may likewise seek the personal cooperation of any member of the top management or of the rest of the personnel, who shall be obligated to attend the Committee meetings if called to do so.

9. REPORTS TO THE BOARD

The Committee Chairman shall periodically inform the Board of Directors on the progress of its activities and shall advise and propose the measures he/she considers appropriate to take in connection with the Committee’s functions.

10. EFFECTS

The Committee Members and the Executives of the Repsol YPF Group are obligated to know and comply with these Regulations, to which end a copy thereof shall be furnished to each of them.

11. SUBSTITUTE PROVISION

The provisions of the Board of Directors Regulations relating to the Committee’s operation and actions shall be applicable to the Committee, provided the matter in question is not specifically governed by these Regulations and to the extent its nature and functions permit.

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ITEM 5

REGULATIONS

FOR THE REPSOL YPF, S.A. BOARD OF DIRECTORS’

STRATEGY, INVESTMENT, AND COMPETITION COMMITTEE

(FREE TRANSLATION OF THE ORIGINAL IN SPANISH)

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CONTENTS

1.	Purpose of the Regulations		Page 3

2.	Interpretation and Amendments		Page 3

3.	Composition		Page 4

4.	Renewal, Re-election, and Termination		Page 4

5.	Scope of Application		Page 4

	5.1.	Subjective Scope

	5.2.	Objective Scope

6.	Functions		Page 5

	6.1.	Functions Relating to Strategic Decisions

	6.2.	Functions Relating to Investments or Disinvestments

	6.3.	Functions Relating to Competition Law

7.	Meetings		Page 7

	7.1.	Notice of Meeting

	7.2.	Convening and Adoption of Decisions

8.	Cooperation		Page 8

	8.1.	External Cooperation

	8.2.	Internal Cooperation

9.	Reports to the Board		Page 9

10.	Effects		Page 9

11.	Substitute Provision		Page 9

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1. PURPOSE OF THE REGULATIONS

These Regulations are adopted to govern the operation of the Repsol YPF, S.A. Board of Directors’ Strategy, Investment, and Competition Committee, which pursuant to the provisions of Article 32 of the Board’s Regulations is an internal organ of the Board of Directors responsible for reporting, advising, and proposals, as well as other functions falling within the scope of its authority that may be assigned it by the Law, the Bylaws, or the Board Regulations.

2. INTERPRETATION AND AMENDMENTS

2.1. Interpretation

Any discrepancy or dispute which may arise in the interpretation of these Regulations shall be resolved by a majority vote of the Committee in conformity with the general criteria for interpretation of legal provisions and the spirit and purpose of the Corporate Bylaws. Nevertheless, if any member or members of the Committee so request, said discrepancy or dispute shall be brought before the Board of Directors by the Committee Chairman for resolution as the Board sees fit.

2.2. Amendments

These Regulations may be amended at the Committee’s initiative, by a majority vote of its members present or represented. All such amendments shall be adopted by the Board of Directors in accordance with the number of favorable votes prescribed in the Corporate Bylaws.

2.3. Elaboration

The Committee may further elaborate the provisions of these Regulations by decision of a majority of its members, adopting general criteria and procedures for particular actions or categories of actions with the aim of facilitating the effective and reasonable performance of its functions and the normal fulfillment of the Company’s services in the areas requiring the Committee’s intercession.

3. COMPOSITION

The Committee shall comprise a minimum of three Members, reflecting the same proportions of Directors belonging to each of the groups provided for in Article 3 of the Board of Directors’ Regulations as prevail on the Board.

The Committee shall appoint a Chairman from among its Members, and the Secretary of the Board of Directors shall act as its Secretary.

In the absence or impediment of the Chairman, his/her functions shall be performed by the most senior member of the Committee, and if several members have like seniority, by the oldest Member.

4. RENEWAL, RE-ELECTION, AND TERMINATION

The Committee Members shall cease to serve on it upon the expiration of their respective four (4) year terms, or if the case arises, due to their termination as Directors or by decision of the Board of Directors, following examination of the report submitted by the Appointments and Compensation Committee.

The Committee Chairman may be re-elected one or more times for four (4) year terms.

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5. SCOPE OF ACTION

5.1. Subjective Scope

The Committee’s activities shall embrace:

a)	Repsol YPF, S.A.

b)	The companies majority owned by Repsol YPF, S.A.

c)	Any other companies belonging to the Repsol YPF Group.

5.2. Objective Scope

The Committee’s function is to assist the Board of Directors or its Delegate Committee by means of reports or proposals on the following subjects:

a)	Strategic decisions of importance to the Repsol YPF Group.

b)	Investments or disinvestments whose magnitude requires them to be brought before the Board of Directors.

c)	Verification of compliance with the principles and provisions of Competition Law.

d)	Analysis and monitoring of business risks.

6. FUNCTIONS

6.1. Functions Relating to Strategic Decisions for the Group

The Committee is responsible for informing and advising the Board or its Delegate Committee on:

6.1.1.	The principal magnitudes and milestones of the Strategic Plan.

6.1.2.	The annual budget.

6.1.3.	Semiannual monitoring of the strategic objectives.

6.1.4.	The incorporation of new companies or equity participation in existing companies when the Board’s approval is required.

6.1.5.	Issuance in series of promissory notes, bonds, or similar securities by Repsol YPF or by its majority owned or controlled subsidiaries.

6.1.6.	Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the Repsol YPF Group.

6.1.7.	Mergers, absorptions, separations, or concentrations in which any of the companies in which Repsol YPF, S.A. directly participates is interested.

6.2. Functions Relating to Material Investments or Disinvestments

The Committee is responsible informing and advising the Board or its Delegate Committee on:

6.2.1.	Investment plans which must be approved by the Board of the Delegate Committee.

6.2.2.	Disposition of corporate equity stakes or other assets which must be approved by the Board or the Delegate Committee.

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6.3. Functions Relating to Competition Law

The Committee is responsible for performing the following functions concerning Competition Law, provided they refer to matters requiring consideration, intercession, or decision by the Board of Directors or its Delegate Committee:

6.3.1.
Report on compliance with the principles and rules of Competition Law and on the decisions or resolutions adopted by regulatory agencies which affect either strategic decision making by the Group or any of its member Companies, or the execution and elaboration of investment or disinvestment policies by it or them.

To this end the Committee shall analyze proposals for cooperation, association, or agreements with other companies that are subject to its approval prior to their submission to the Board of Directors or its Delegate Committee, with a view to ensuring their consistency with the principles and rules of Competition Law, as well as business activities on which said law might impinge.

6.3.2.	This Committee is likewise responsible, provided the consideration, intercession, or decision of the Board of Directors or its Delegate Commission is required, for providing information on:

a)
The reporting requirements concerning competition imposed upon Repsol YPF and any of its majority owned or controlled companies by Authorities with National or Community jurisdiction, regulatory agencies, and/or Courts of any kind and rank, whether national, community, or foreign.

b)
Legal actions of any kind relating to Competition taken by the agencies and/or Courts to which the previous letter refers against Repsol YPF or the companies in which it holds a majority equity position or control.

	c)	The replies, allegations, and petitions which must be submitted by Repsol YPF or any of the aforementioned companies to said agencies or Courts.

6.3.3.
To permit it to draw up its prior report to the Board, this Committee shall be furnished with information on the significant business actions taken by Repsol YPF or the companies under its control which might imply business concentration or any of the other kinds of transactions indicated in Point 6.3.1.

To coordinate the proper performance of these functions, the Committee’s reports shall always be remitted through the Corporate Legal Affairs Directorate, without prejudice to the Committee’s authority to request the appearance of individuals who directly participate in the matters at hand, so as to obtain all the explanations or clarifications which may be necessary in respect of the information so furnished.

7. MEETINGS

7.1. Notice of Meeting

The Committee shall meet as often as necessary in its Chairman’s judgment to perform the functions entrusted to it, though an annual calendar of meetings shall be adopted for the fulfillment of its responsibilities. In any event, the Committee shall be called into session whenever it is requested by two of its members.

Notice shall be given by the Committee’s Secretary to each of its members a minimum of two days prior to the date set for each meeting, by letter, fax, electronic mail, or any other written instrument.

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Notices of meeting shall include the Agenda and the relevant documentation needed to ensure the meeting’s success.

Committee meetings shall normally be held at the Corporation’s headquarters, but they may also be held anywhere else as determined by the Chairman and specified in the notice.

7.2. Convening and Adoption of Decisions

To be validly convened, a Committee meeting requires the presence or representation of more than half the members, except that when no notice of meeting has been given, the presence of all its members shall be required.

Absent Directors may be represented by other Committee members, appointed by any written instrument addressed to the Chairman.

Since the pertinent resolutions must always be adopted by the Board of Directors, the Chairman shall endeavor for the Committee’s conclusions to be adopted by consensus, so that they may be sent to the Board in unitary fashion.

The Committee’s Secretary shall take minutes of each meeting, which shall be approved at the conclusion thereof or at the following meeting.

8. COOPERATION

8.1. External Cooperation

To ensure optimum performance of its functions and provided it is considered desirable for reasons of specialization or independence, the Committee may resort to advising by Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

8.2. Internal Cooperation

The Committee may directly access any kind of information, documents, records, etc. which it considers necessary to perform its functions, and may likewise seek the personal cooperation of any member of the top management or of the rest of the personnel, who shall be obligated to attend the Committee meetings if called to do so.

9. REPORTS TO THE BOARD

The Committee Chairman shall periodically inform the Board of Directors on the progress of its activities and shall propose the measures he/she considers appropriate to take in connection with the Committee’s functions.

10. EFFECTS

The Committee Members and the Executives of the Repsol YPF Group are obligated to know and comply with these Regulations, to which end a copy thereof shall be furnished to each of them.

11. SUBSTITUTE PROVISION

The provisions of the Board of Directors Regulations relating to the Committee’s operation and actions shall be applicable to the Committee, provided the matter in question is not specifically governed by these Regulations and to the extent its nature and functions permit.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 3, 2003	By:	/s/ CARMELO DE LAS MORENAS

Name: Carmelo de las Morenas
Title: Chief Financial Officer